UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)(1)

Internap Network Services Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

45885A102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45885A102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners VIII, Limited Partnership 06-1522124

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,336,884 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 6,336,884 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,336,884 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates VIII, LLC 06-1523705

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 6,336,884 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 6,336,884 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,336,884 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VIII Affiliates Fund, Limited Partnership 06-1528836

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 161,468 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 161,468 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,468 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak VIII Affiliates, LLC 06-1531129

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 161,468 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 161,468 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,468 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 21,187,152 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 21,187,152 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,187,152 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 21,187,152 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 21,187,152 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,187,152 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.2%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 340,131 Shares of Common Stock

	6.	Shared Voting Power Not applicable

	7.	Sole Dispositive Power 340,131 Shares of Common Stock

	8.	Shared Dispositive Power Not applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,131 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 340,131 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 340,131 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 340,131 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) OO-LLC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 28,025,635 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 28,025,635 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,025,635 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not applicable

	6.	Shared Voting Power 28,025,635 Shares of Common Stock

	7.	Sole Dispositive Power Not applicable

	8.	Shared Dispositive Power 28,025,635 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,025,635 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power Not Applicable

	6.	Shared Voting Power 6,498,352 Shares of Common Stock

	7.	Sole Dispositive Power Not Applicable

	8.	Shared Dispositive Power 6,498,352 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,498,352 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 53,319 Shares of Common Stock

	6.	Shared Voting Power 28,025,635 Shares of Common Stock

	7.	Sole Dispositive Power 53,319 Shares of Common Stock

	8.	Shared Dispositive Power 28,025,635 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,078,954 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,052 Shares of Common Stock

	6.	Shared Voting Power 28,025,635 Shares of Common Stock

	7.	Sole Dispositive Power 103,052 Shares of Common Stock

	8.	Shared Dispositive Power 28,025,635 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,128,687 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 41,793 Shares of Common Stock

	6.	Shared Voting Power 28,025,635 Shares of Common Stock

	7.	Sole Dispositive Power 41,793 Shares of Common Stock

	8.	Shared Dispositive Power 28,025,635 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,067,428 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.2%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,349 Shares of Common Stock

	6.	Shared Voting Power 21,527,283 Shares of Common Stock

	7.	Sole Dispositive Power 6,349 Shares of Common Stock

	8.	Shared Dispositive Power 21,527,283 Shares of Common Stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,533,632 Shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.3%

12.	Type of Reporting Person (See Instructions) IN

Schedule 13G

Amendment No. 9*

Common Stock Par Value $0.001

CUSIP No. 45885A102

Item 1.
	(a)	Name of Issuer Internap Network Services Corporation
	(b)	Address of Issuer’s Principal Executive Offices 250 Williams Street Atlanta, Georgia 30303

Item 2.
(a)

Name of Person Filing
Oak Investment Partners VIII, Limited Partnership

Oak Associates VIII, LLC

Oak VIII Affiliates Fund, Limited Partnership

Oak VIII Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

	(b)	Address of Principal Business Office or, if none, Residence c/o Oak Management Corporation One Gorham Island Westport, Connecticut 06880
	(c)	Citizenship Please refer to Item 4 on each cover sheet for each filing person.
	(d)	Title of Class of Securities Common stock, par value $0.001 per share.
	(e)	CUSIP Number 45885A102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 340,802,383 shares of Common Stock outstanding as of November 10, 2005, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, plus shares issuable upon conversion or exercise of options and warrants to acquire Common Stock as described in the following four paragraphs.

Amounts shown as beneficially owned by each of Oak Investment Partners VIII, Limited Partnership (“Oak Investment VIII”), Oak Associates VIII, LLC, Oak Management Corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include currently exercisable options to purchase 58,860 shares of Common Stock which may be deemed to be held by Fredric W. Harman on behalf of Oak Investment VIII.

Amounts shown as beneficially owned by each of Oak VIII Affiliates Fund, Limited Partnership (“Oak Affiliates VIII”) and Oak VIII Affiliates, LLC, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include currently exercisable options to purchase 1,140 shares of Common Stock which may be deemed to be held by Fredric W. Harman on behalf of Oak Affiliates VIII.

Amounts shown as beneficially owned by each of Oak Investment Partners X, Limited Partnership (“Oak Investment X”) and Oak Associates X, LLC, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include currently exercisable warrants to purchase 2,976,348 shares of Common Stock held by Oak Investment X.

Amounts shown as beneficially owned by each of Oak X Affiliates Fund, Limited Partnership (“Oak Affiliates X”), Oak X Affiliates, LLC, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include currently exercisable warrants to purchase 47,781 shares of Common Stock held by Oak Affiliates X.

Amounts shown as beneficially owned by Bandel L. Carano exclude an aggregate of 8,199 shares of Common Stock held by three trusts (for the benefit of minor children not related to Mr. Carano) of which Mr. Carano is the trustee.

Amounts shown as beneficially owned by Edward F. Glassmeyer include 38,862 shares of Common Stock individually owned by Mr. Glassmeyer and 14,457 shares of Common Stock held by a trust of which members of Mr. Glassmeyer’s immediate family are the beneficiaries and the trustee.

Amounts shown as beneficially owned by Fredric W. Harman include 94,853 shares of Common Stock held by a trust of which Mr. Harman is a trustee and an aggregate of 8,199 shares of Common Stock held in trust for the benefit of Mr. Harman’s three minor children.  Mr. Harman disclaims beneficial ownership of the shares held in trust for his three minor children.

Amounts shown as beneficially owned by Ann H. Lamont include 33,987 shares of Common Stock individually owned by Ms. Lamont and 7,806 shares of Common Stock held by The Lamont Children's 1998 Trust for the benefit of Ms. Lamont’s minor children.

Amounts shown as beneficially owned by David B. Walrod include 6,349 shares of Common Stock individually owned by Mr. Walrod.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, in connection with the securities of the Issuer. Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Common Stock or securities convertible into or exercisable for Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

Please see Items 5, 6, 7, 8, 9 and 11 for each cover sheet for each filing entity.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Dated: February 13, 2006

Entities:

Oak Investment Partners VIII, Limited Partnership

Oak Associates VIII, LLC

Oak VIII Affiliates Fund, Limited Partnership

Oak VIII Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer, as
General Partner or
Managing Member or as
Attorney-in-fact for the
above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

By:	/s/ Edward F. Glassmeyer
Edward F. Glassmeyer,
Individually and as
Attorney-in-fact for the
above-listed individuals

INDEX TO EXHIBITS

EXHIBIT A	Agreement of Reporting Persons

EXHIBIT B	Power of Attorney previously filed with the Commission as Exhibit B to Schedule 13G of Internap Network Services Corporation filed on March 8, 2004